May 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Gordon
Melissa Gilmore
Evan Ewing
Geoffrey Kruczek

Re:	Growth for Good Acquisition Corp Registration Statement on Form S-4 Filed April 7, 2023 File No. 333-271195

Ladies and Gentlemen:

On behalf of our client, Growth for Good Acquisition Corp (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 5, 2023 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on April 7, 2023 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 1. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Growth for Good Acquisition Corp May 12, 2023 Page 2

What equity stake will current G4G shareholders and ZeroNox Shareholders hold in New ZeroNox..., page 16

1.	Please revise to clarify if the sponsor’s ownership includes the 1,581,250 Lock-Up shares pursuant to the Sponsor Support Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 16 and 46 of Amendment No. 1 to include additional disclosure to clarify that the 1,581,250 Lock-Up shares pursuant to the Sponsor Support Agreement are excluded from the sponsor’s ownership.

What equity stake will current G4G shareholders and ZeroNox Shareholders hold in New ZeroNox..., page 17

2.	We note your table which illustrates ownership levels in New ZeroNox across varying redemption levels, assuming Proposal No. 2 is not approved and the Business Combination is consummated. Please explain and consider clarification in a footnote the totals for G4G Shareholders of 37,950,000 and G4G Sponsor of 5,153,125.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 17 of Amendment No. 1 to provide clarification and explain how the totals for both G4G Shareholders and G4G Sponsor were determined.

Do I have redemption rights?, page 23

3.	We note certain shareholders have agreed to waive their redemption rights. Please revise your disclosure to describe any consideration provided in exchange for these agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 24, 126 and 221 of Amendment No. 1 to note that no specific consideration was ascribed to the waiver of redemption rights in the Sponsor Support Agreement.

Growth for Good Acquisition Corp May 12, 2023 Page 3

Summary of the Proxy Statement/Prospectus, page 33

4.	Please revise this section to describe the expected sources and uses of funds in connection with the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has further included an additional section titled “Summary of the Proxy Statement/Prospectus — Sources and Uses of Funds for the Business Combination” in Amendment No. 1 to describe the expected sources and uses of funds in connection with the business combination.

G4G’s Board of Directors’ Reasons for the Business Combination, page 39

5.	Please expand your disclosure to discuss the material assumptions underlying your estimated contracted revenue of $180 million, quantifying where applicable. Explain what you mean by “contracted” revenue.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 32, 155 and 240 of Amendment No. 1 to provide further disclosure regarding the estimated contracted revenue of $180 million.

Expected Accounting Treatment of the Business Combination, page 45

6.	We note your disclosures indicating that you plan to account for the business combination as a reverse recapitalization with ZeroNox depicted as the accounting acquirer. We also note from pages 41 and 188 that post combination, the sellers of ZeroNox will not own a majority interest under the no redemptions and 10% redemptions scenarios. Please provide the analysis that you performed in formulating your view, considering the factors outlined in ASC 805-10-55-10 through 55-15. Specifically address how the ownership percentages impacted your analysis in these scenarios.

Response: The Company respectfully acknowledges the Staff’s comment and has documented herein the analysis under ASC 805-10-55 for determining ZeroNox to be the accounting acquirer despite not owning a majority interest under the no redemptions and 10% redemptions scenarios.

With respect to the application of the guidance per ASC 805-10-55-10, the facts and circumstances relevant to the business combination between ZeroNox and G4G Merger Sub Inc., under the no redemptions and 10% redemptions scenarios “does not clearly indicate which of the combining entities is the acquirer…”, as no former shareholder group obtains a majority interest in the combined entity and as a result, Management performed an analysis to consider the factors outlined per ASC 805-10-55-11 through 55-15 in making this determination.

With respect to ASC 805-10-55-11: "In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the accounting acquirer is usually the entity that transfers the cash or other assets or incurs the liabilities.” Given that the Merger was not effected by the transfer of cash (the transaction was facilitated exclusively by the exchange or transfer of equity interests), further evaluation was required with respect to ASC 805-10-55-12 to determine the accounting acquirer.

Growth for Good Acquisition Corp May 12, 2023 Page 4

With respect to ASC 805-10-55-12, the Company considered the pertinent facts and circumstances, outlined below, with respect to a business combination effected by the exchange of equity interests:

a.	The relative voting rights in the combined entity after the business combination.

Under a no redemption scenario (assuming full dilution), post combination, the former shareholders of ZeroNox will hold approximately 42.8% of the combined company voting interests, while the SPAC public shareholders will hold approximately 50.4% and the Sponsor will hold approximately 6.8%.

Under a 10% redemption scenario (assuming full dilution), post combination, the former shareholders of ZeroNox will hold approximately 43.3% of the combined company voting interests, while the SPAC public shareholders will hold approximately 47.6% and the Sponsor will hold approximately 9.1%.

Under a 50% redemption scenario (assuming full dilution), the former shareholders of ZeroNox will hold approximately 50.3% of the combined company voting interests, while the SPAC public shareholders will hold 39.2% and the Sponsor will hold 10.5%.

Thus, G4G holds the largest portion of voting rights in no redemption and 10% redemption scenarios and ZeroNox holds the largest portion of voting rights in 50% and maximum redemption scenarios). However, the Company notes that given current trends with redemption rates in recent de-SPAC transactions as well as market expectations, the Company considers it highly unlikely that there would be no redemptions of Public Shares upon Closing. Given these facts and circumstances, the factors do not provide evidence that would weigh the relative voting rights factor to either party conclusively. Thus, the Company has determined this is a neutral indicator as to the identification of the accounting acquirer. Given that there is no single group of shareholders that possesses the majority of voting interests in 10% redemption scenario, further analysis was performed below to consider the existence of large minority interests by individual shareholders.

b.	The existence of a large minority interest in the combined entity if no other owner or organized group of owners has a significant voting interest.

Although no individual party controls a voting majority at close, the largest individual owner of the combined company (assuming no redemptions) will be Robert Cruess, President of ZeroNox, at approximately 5.6%, followed by Vonn Christenson, Chief Executive Officer of ZeroNox, at approximately 5.1%. Neither the SPAC nor the Sponsor have individual owners greater than 5%. Accordingly, the Company believes this factor to be a strong indicator that the accounting acquirer is ZeroNox.

Growth for Good Acquisition Corp May 12, 2023 Page 5

c.	The composition of the governing body of the combined entity.

Per Section 7.6(a) of the Agreement and Plan of Merger: the Board of Directors of New ZeroNox shall consist of seven (7) directors, including (A) two (2) individuals, at least one of whom will qualify as an independent director, to be designated by the Sponsor as directors, (B) four (4) individuals to be designated by the Company as directors and (C) one (1) individual who qualifies as an independent director to be designated mutually by the Sponsor and the Company, in each case subject to requirements of the NASDAQ or an Alternate Exchange, as applicable. Thus, former ZeroNox shareholders are expected to have control of the board of directors of the merged entity, as of the closing date. Accordingly, management believes this is a strong indicator of the accounting acquirer to be ZeroNox.

d.	The composition of the senior management of the combined entity.

ZeroNox’s executive management team shall remain largely unchanged and will run the combined company, ZeroNox, Inc. Accordingly, management believes this is a strong indicator that ZeroNox is the accounting acquirer.

e.	The terms of the exchange of equity interests.

It is important to note that the target (ZeroNox) is a private company. Accordingly, management believes this criterion is not required to be evaluated further given it is considered less significant as ZeroNox is not a public entity.

With respect to ASC 805-10-55-13, the accounting acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities. ZeroNox represents a significant majority of the size (excluding cash held in the Trust Account) and operations of the combined company. Total revenue for the year ended December 31, 2022, for ZeroNox and G4G was approximately $9.6 million and $0, respectively. Total assets (excluding cash held in the Trust Account) held by ZeroNox and G4G on December 31, 2022, were approximately $6.8 million and $1.1 million, respectively. The intended strategy of the combined company will continue to focus on ZeroNox’s core operations. Accordingly, the Company believes this is a strong indicator that ZeroNox is the accounting acquirer.

Growth for Good Acquisition Corp May 12, 2023 Page 6

With respect to ASC 805-10-55-14, the Company assessed this specific guidance as part of the above consideration of the relative size of the combined entity, with regard to ASC 805-10-55-13. No further analysis was determined to be required.

With respect to ASC 805-10-55-15, the Company notes that New ZeroNox was formed to issue equity interests to effect the business combination. As a result, the Company identified the accounting acquirer by applying the guidance in ASC 805-10-55-10 through 55-14. Refer to the above analysis.

The guidance in ASC 805-10-55-10 through 55-15 does not offer a priority of importance, or “weight”, for the factors above in the determination of the accounting acquirer. Therefore, these factors are considered in the aggregate in this determination. Based on the above analysis, ZeroNox was determined to be the accounting acquirer.

Risk Factors, page 52

7.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 103-104 of Amendment No. 1 accordingly.

8.	We note the risk factor on page 91. Please revise to disclose your controlled company status post-business combination.

Response: The Company respectfully acknowledges the Staff’s comment. Since the Founder Shares will automatically convert into Class A shares at closing, we have removed the subject risk factor from Amendment No. 1.

Our success depends on third-party suppliers, some of which are limited source suppliers..., page  57

9.	We note that two vendors represented approximately 77% of accounts payable for the year ended December 31, 2022. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 64 of Amendment No. 1 accordingly.

Growth for Good Acquisition Corp May 12, 2023 Page 7

If the security of the personal information, confidential or proprietary information..., page 69

10.	Please revise to describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 78 of Amendment No. 1 to accordingly.

The provisions of the Proposed Certificate of Incorporation requiring exclusive forum in the Court of Chancery..., page 95

11.	We note your disclosure in this risk factor and on page 158 that “the proposed certificate of incorporation will provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction,” however, Article XII of the form of certificate of incorporation of ZeroNox Holdings, Inc. states “[u]nless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.” Please revise or clarify.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 108-109 and 179-180 of Amendment No. 1 accordingly.

Opinion of Marshall & Stevens, page 99

12.	Please revise to disclose the date that ZeroNox’s projected financial results were provided to the sponsor and Marshall & Stevens.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 113 of Amendment No. 1 accordingly.

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13.	Please revise to provide cautionary language noting that the fairness opinion addresses fairness to all G4G Class A stockholders as a group as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 44, 112, 155 and 157 of Amendment No. 1 accordingly.

14.	So that investors will have a better understanding of the financial advisor’s opinion, please revise to disclose the specific data underlying each analysis referenced in the disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 113, 114 and 120 of Amendment No. 1 to provide additional information underlying the analysis of our fairness opinion provider, Marshall & Stevens.

Fees Paid to Marshall & Stevens, page 101

15.	Please revise to quantify the compensation paid to Marshall & Stevens.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 114 of Amendment No. 1 accordingly.

Guideline Transaction Analysis, page 106

16.	You disclose here that the financial advisor did not believe there were comparable transactions. On page 137, you disclose that the board considered “valuations of precedent merger and acquisition targets in similar and adjacent sectors.” Please reconcile.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 43 and 155 of Amendment No. 1 to remove references from valuations of precedent merger and acquisition targets in similar and adjacent sectors.

Growth for Good Acquisition Corp May 12, 2023 Page 9

Registration Rights Agreement, page 131

17.	We note that the merger agreement contemplates the entrance into an amended and restated registration rights agreement pursuant to which New ZeroNox will agree to register for resale certain shares of New ZeroNox common stock and other equity securities of New ZeroNox that are held by the parties thereto from time to time. Please disclose whether there are, or whether you expect, any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 148 of Amendment No. 1 accordingly.

G4G’s Board of Directors’ Reasons for the Business Combination, page 137

18.	Please expand to discuss in greater detail the valuations and trading of publicly traded companies and valuations of precedent merger and acquisition targets in similar and adjacent sectors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 43 and 155 of Amendment No. 1 to provide further detail regarding the valuations and trading of publicly traded companies and remove references from valuations of precedent merger and acquisition targets in similar and adjacent sectors.

Projected Financial Information, page 140

19.	Please expand your discussion of the material assumptions underlying the projections, quantifying where applicable. As an example only, we note your disclosure that “[a]s the company grows and increases production volumes, it expects to achieve economies of scale, leading to cost improvements and better EBITDA margins.” Revise to provide quantitative disclosure with respect to these assumptions. Additionally, we note that you project a 2024 revenue growth rate of 870.6%. Please revise to provide detailed quantitative disclosure describing the basis for projected 2024 revenues and the factors or contingencies that would affect such growth ultimately materializing. Also explain how your references to $180 million in contracted revenue is included in these projections.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 122 of Amendment No. 1 accordingly.

Interests of G4G’s Directors and Executive Officers in the Business Combination, page 143

20.	Please also include the "Interests of G4G’s Directors and Executive Officers in the Business Combination" disclosure in the Q&A or summary section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 32-34 of Amendment No. 1 accordingly.

Growth for Good Acquisition Corp May 12, 2023 Page 10

21.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 85 and 162 of Amendment No. 1 accordingly.

22.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 85 and 162 of Amendment No. 1 accordingly.

23.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 85 and 162 of Amendment No. 1 accordingly.

24.	Please revise to clarify how the board considered the sponsor’s conflicts of interest in negotiating and recommending the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 163-164 of Amendment No. 1 accordingly.

Growth for Good Acquisition Corp May 12, 2023 Page 11

Proposal No. 2, page 147

25.	We note that you are now asking G4G stockholders to adopt an amendment to G4G’s Existing Articles that would allow G4G to redeem public shares irrespective of whether such redemption would result in G4G having less than $5,000,001 in net tangible assets. Explain why you are asking stockholders to vote on this proposal now, as opposed to at an earlier time. Additionally, provide a discussion of the related risks for investors and the post-business combination company here and in the risk factors section. Please also include a Q&A on Proposal 2.

Response: The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that the Company is asking stockholders to vote on this proposal now, as opposed to at an earlier time, since the ability to carry out redemptions irrespective of the Redemption Limitation may be necessary to facilitate the consummation of the Business Combination if the Company’s net tangible assets fall below $5,000,001 immediately prior to the Closing. The Company has added a risk factor on page 106 of Amendment No. 1 addressing the risk that the removal of the Redemption Limitation may adversely affect the stock price of New ZeroNox following the Business Combination. The Company has also added a Q&A on page 20 of Amendment No. 1.

U.S. Federal Income Tax Considerations, page 175

26.	We note that you intend that the merger will qualify as a “reorganization” within the meaning of Section 368(a). Please file an opinion of counsel regarding the tax consequences of the transaction and the redemption. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Refer to Sections III.B and C of Staff Legal Bulletin 19.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 203-204 of Amendment No. 1 accordingly, and have filed with Amendment No. 1 an opinion of counsel under Exhibit 8.1.

27.	The headings of the subsections do not appear to be consistent with the subjects discussed under those headings. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 198 and 200 of Amendment No. 1 accordingly.

Growth for Good Acquisition Corp May 12, 2023 Page 12

Unaudited Pro Forma Condensed Combined Financial Information, page 185

28.	We note your disclosures regarding the Earnout Shares and that the accounting treatment of the Earnout Shares is expected to be recognized at fair value upon the closing of the Business Combination and classified in stockholders’ equity. We further note that you expect to finalize your assessment of the accounting treatment prior to the Closing. Please provide us with a more comprehensive analysis of your intended accounting along with specific references to the accounting literature that supports your conclusion.

Response: ASC 480-10 establishes standards for an issuer’s classification of certain financial instruments with characteristics of both liabilities and equity. Contingent consideration arrangements that obligate an acquirer to deliver its own equity instruments meet the definition of a financial instrument. We believe that a contingent consideration arrangement must be analyzed as if it is a separate freestanding instrument. ASC 480-10 requires a freestanding financial instrument to be classified as a liability (or, in some circumstances, an asset) if the instrument has any of the following characteristics:

a.	It is mandatorily redeemable (e.g., the instrument unconditionally requires the issuer to redeem it by transferring its assets on a specified date (or dates) or upon an event that is certain to occur other than liquidation or termination of the reporting entity).

b.	It is not an outstanding share and, at inception, embodies an obligation to repurchase the issuer’s equity shares (e.g., forward purchase contracts or written put options that are to be physically settled) or is indexed to such an obligation (e.g., a warrant on puttable shares or a written put option that is cash settled) and requires or may require the issuer to settle the obligation by transferring assets.

c.	It will or may be settled by the issuance of a variable number of the issuer’s shares, and at inception the monetary value of the instrument is solely or predominantly based on any one of the following:

i.	A fixed amount (e.g., a payable for a fixed amount that is settleable with a variable number of the issuer’s equity shares).

ii.	Being derived from something other than the fair value of the issuer’s equity shares (e.g., an obligation to deliver shares indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares).

iii.	Movement in a direction opposite to the value of the issuer’s equity shares (e.g., a written put option that can be net share settled).

Contingent consideration arrangements are often evaluated under the third item above because they involve instruments that require delivery of the acquirer’s shares, and the value of the obligation is solely or predominantly based on whether certain contingencies or target thresholds are met. If an arrangement varies on the basis of the extent to which contingencies or metrics are met (e.g., the number of shares delivered depends on how much EBITDA exceeds a target), we believe that a determination of whether it is within the scope of ASC 480 depends on whether its monetary value, at inception, is based solely or predominantly on the exercise contingency (e.g., EBITDA or revenue target) or share price. If the monetary value is based solely or predominately on the exercise contingency, the arrangement is likely to be classified as a liability under ASC 480. If, however, the monetary value is based solely or predominately on the share price, the arrangement is likely to be outside the scope of ASC 480, but entities would need to consider the guidance in ASC 815. Further, we believe that the determination of whether an arrangement’s monetary value, at inception, is based solely or predominately on the exercise contingency or share price depends on the entity’s particular facts and circumstances.

Growth for Good Acquisition Corp May 12, 2023 Page 13

ASC 480 discusses the underlying in a contingent consideration arrangement and notes that instruments that “solely or predominantly” vary on the basis of something other than the entity’s shares do not qualify for equity treatment.

The first step of the analysis is to determine the appropriate unit of account. The shares to be potentially issued under the Agreement and Sponsor Agreement (i.e., the Earnout Shares) will be evaluated as freestanding financial instruments.

The Company considered the interdependency of the three Earnout Achievement Triggers and noted the following scenarios could take place:

-	First Earnout Achievement Trigger: a one-time issuance of 2,500,000 Earnout Shares, issued to each holder of Company Conversion Shares outstanding immediately prior to the Effective Time, a number of shares of Acquiror Common Stock equal to the product of (1) the quotient of (A) the number of shares of Acquiror Common Stock issuable with respect to the Company Conversion Shares held by such holder as of immediately prior to the Effective Time, divided by (B) the Earnout Fully Diluted Shares, multiplied by (2) 2,500,000 (two million five hundred thousand).

-	Second Earnout Achievement Trigger: a one-time issuance of 2,500,000 Earnout Shares, issued to each holder of Company Conversion Shares outstanding immediately prior to the Effective Time, a number of shares of Acquiror Common Stock equal to the product of (1) the quotient of (A) the number of shares of Acquiror Common Stock issuable with respect to the Company Conversion Shares held by such holder as of immediately prior to the Effective Time, divided by (B) the Earnout Fully Diluted Shares, multiplied by (2) 2,500,000 (two million five hundred thousand).

-	Third Earnout Achievement Trigger: a one-time issuance of 2,500,000 Earnout Shares, issued to each holder of Company Conversion Shares outstanding immediately prior to the Effective Time, a number of shares of Acquiror Common Stock equal to the product of (1) the quotient of (A) the number of shares of Acquiror Common Stock issuable with respect to the Company Conversion Shares held by such holder as of immediately prior to the Effective Time, divided by (B) the Earnout Fully Diluted Shares, multiplied by (2) 2,500,000 (two million five hundred thousand).

Growth for Good Acquisition Corp May 12, 2023 Page 14

In general, contingent share issuances meet the definition of a freestanding instrument as the issuance of such shares is separate from other equity transactions entered into concurrently (i.e., the contingent issuance of shares does not impact the counterparty participating or receiving the other merger consideration in connection with the Transaction). Additionally, each Earnout Achievement Trigger is not interdependent on the other separate Earnout Achievement Triggers as Earnout Shares can be issued under any scenario. Therefore, the Earnout Shares issued under each separate scenario each represent one separate unit of account. Analysis is continued in Step 2 below.

The second step is to determine if the Earnout Shares and corresponding Earnout Triggering Events are within the scope of ASC 480.

The Earnout Shares do not represent mandatorily redeemable financial instruments. The Earnout Shares do not embody an obligation to repurchase the issuer’s equity shares. Additionally, a fixed number of shares will be issued. Thus, the Earnout Shares met none of the criteria outlined above and therefore is not within the scope of ASC 480.

The next step of the analysis is to determine if the Earnout Shares meet the definition of a derivative under ASC 815 and whether they are liability or equity classified.

The Company considered the guidance within ASC 815-10-15-83 and determined that the contractual requirement to issue the Earnout Shares would initially meet the definition of a derivative because it has an underlying (the occurrence of a Earnout Achievement Trigger), it has a notional amount (the common shares of the entity), it has an initial net investment that is “less by more than a nominal amount” than the initial net investment that would be required to obtain the asset, and it can be net-settled by means outside of the contract because the post-merger entity’s common shares will be publicly traded (and are therefore readily convertible to cash).

However, management considered whether or not the Earnout Shares meet the requirements for the scope exception under ASC 815-10-15-74 as follows:

Determine the appropriate unit of account:

See above for determination of units of account.

Evaluate the exercise contingencies:

In making this determination of whether the arrangement is considered indexed to the post-merger entity’s own shares, the first step under ASC 815-40-15-7A is to consider the instrument’s exercise contingencies. Exercise contingencies that are based on an observable market, other than the market for the issuer’s shares, or an observable index, other than an index calculated solely by reference to the issuer’s operations, result in a conclusion that the instrument is not indexed to the company’s stock.

Growth for Good Acquisition Corp May 12, 2023 Page 15

Management notes the exercise contingency present (the Earnout Achievement Trigger) is not based on an observable market or index, other than the Company’s own stock market value. Therefore, step 1 does not preclude the consideration from being considered indexed to the entity’s shares. As such, management will proceed to step 2 of the indexation guidance.

In Step 2 of the analysis, it is important to determine whether the settlement amount varies solely based on the Acquiror Common Stock price. The number of shares to be issued under this provision is determined based on the volume-weighted average trading sale price and the per-share price.

If none of the share-price targets are met within each date of the Earnout Achievement Triggers, the selling shareholders will not be entitled to any additional shares. Therefore, the triggering events (the relevant VWAP being reached) are considered exercise contingencies because their occurrences trigger the holder’s ability to settle the earn-outs and receive shares.

Entities evaluating their earn-out arrangements should pay particular attention to features that change the settlement amount, because some adjustment features can preclude the earn-out arrangement from being considered indexed to an issuer’s stock under the indexation guidance and, therefore, require the arrangement to be classified as a liability. Generally, when the settlement amount of an earn-out arrangement changes based on stock price, the arrangement may be considered indexed to an entity’s own stock. But provisions that change the settlement amount for other reasons (e.g., a change in control provision that entitles the holder to all remaining unearned shares under the arrangement, regardless of stock price) may preclude the arrangement from being indexed to the entity’s own stock.

In Step 2 of the analysis, the settlement amount changes solely based on the share price of the stock. Because share price is an input to the fair value of a fixed-for-fixed forward or option on equity shares, this arrangement is considered indexed to an entity’s own stock. If the criteria for equity classification under ASC 815-40-25 are also met (see below), this earn-out arrangement would be classified in equity.

An instrument that is indexed to the entity’s own equity should also be evaluated to determine whether the form of contractual settlement supports a conclusion of equity classification. The basic principle underlying the equity classification guidance is that instruments that require net cash settlement (or force the issuer to net-cash settle or are presumed to net-cash settle under the equity classification guidance) are assets or liabilities, and those that require settlement in shares (or allow the issuer to choose a form of settlement that involves either party transferring shares) are equity instruments. In addition, ASC 815-40-25 provides a list of conditions that must be met for equity classification. Those conditions focus on whether the issuer will have the ability, in all cases, to settle in shares. Otherwise, net-cash settlement is presumed, and equity classification is not permitted.

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For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC 815-40-25 (post-adoption of ASC 2020-06) must also be met to ensure that the issuer has the ability to settle the contract in shares (all of the conditions must be met).

These conditions are intended to identify situations in which net cash settlement could be forced upon the issuer by investors or in any other circumstance, regardless of likelihood, except for (1) liquidation of the company or (2) a change in control in which the company’s shareholders also receive cash. The criteria in 815-40-25-10 is analyzed as follows:

Share-settlement Criteria	Application to Earnout Shares

a. Settlement permitted in unregistered shares	Yes. There is no explicit requirement to settle the contract in cash if registered shares are unavailable.
b. Entity has sufficient authorized and unissued shares	Yes. Per Section 5.12 of the Agreement, the Company has 479 million authorized Ordinary Shares. The Company has issued and outstanding 54.9 million Ordinary Shares (combined, assuming no redemptions, per the pro forma cap table above). Thus, the Company has sufficient authorized and unissued shares available to settle the Earnout.
c. Contract contains an explicit share limit	Yes. The total share limit of 7,500,000 is defined within Section 3.4 of the Agreement.
d. No required cash payment after expiration date.	Yes. No required cash payment after expiration date.
e. No cash-settled top-off or make-whole provisions	Yes. There are no provisions in the contract that provide for top-off, make-whole, or similar cash settlement.

Earn-out arrangements are designed to be settled through the issuance of additional shares (or by removing restrictions or forfeiture conditions). If the issuer has the ability to issue those shares (i.e., the conditions in ASC 815-40-25 are satisfied), the earn-out arrangement should be classified in equity.

Growth for Good Acquisition Corp May 12, 2023 Page 17

If an equity contract is considered indexed to the issuer’s own stock, it is next evaluated under the equity classification guidance. To determine whether a freestanding equity contract would be classified in stockholders’ equity, the equity classification guidance in ASC 815-40-25-1 through 25-43 should be considered, including the related implementation guidance (primarily codified in ASC 815-40-55-1 through 55-18). The equity classification guidance contains detailed criteria for an equity contract to be classified in equity. That determination is heavily dependent on how the instrument settles and whether an acceptable form of settlement is entirely within the control of the issuer.

The equity classification guidance generally indicates that an equity contract on a company’s own stock would be considered to be classified in equity under either of the following types of settlement:

a.	Required physical settlement or net share settlement; or

b.	Issuer has a choice of net cash settlement or settlement in its own shares (physical settlement or net share settlement), regardless of the intent of the issuer.

However, an equity contract would not be considered classified in equity if either of the following provisions is present:

a.	Required net cash settlement (including a requirement to net cash settle if an event occurs that is outside the control of the issuer); or

b.	Holder has the choice of net cash settlement or settlement in shares (physical settlement or net share settlement).

In evaluating whether there are any circumstances where net cash settlement may be required, an issuer should consider whether there are any circumstances that are outside the issuer’s control that could potentially prevent it from settling the contract on a physical or net share basis.

The equity classification guidance states that the probability of occurrence of an event/circumstance is not a factor in making this assessment and should not be considered. This is sometimes referred to as using a “theoretically possible” threshold for evaluating possible future events. In essence, the guidance requires that the issuer determine if it is able both contractually and fully within its control to settle an instrument on a physical or net share basis. If a net cash settlement can be triggered upon an occurrence of an event, the issuer needs to determine whether the occurrence or nonoccurrence of the event is solely within its control. The assessment depends on the entity’s governance structure.

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Measures that management of the issuer and its board of directors could take to avoid net cash settlement are generally considered in the control of the issuer, but actions requiring shareholder approval are considered to be beyond the issuer’s control. There is a distinction between items requiring a shareholder vote (perhaps at the annual meeting or a special vote) and items that are decided by the board of directors, despite the fact the board represents the shareholders.

Generally, contracts cannot be accounted for as equity if the contracts include any provision that could require net cash settlement outside the entity’s control, except in certain circumstances. In accordance with ASC 815-40-25-8, if net cash settlement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification is not precluded.

Based on the provisions of the Agreement, Management determined that there are no potential scenarios in which recipients of the earn-out shares would receive cash payment(s). They would only receive the earn-out shares as previously described. General terms of the Earnout provide for only share delivery and thus generally meet the spirit of equity classification.

Based on the above analysis, the Company shall recognize the initial fair value of the Earnout Shares within equity with the offsetting entry reflected as a reduction to additional paid in capital on the Surviving Corporation’s books.

29.	Please present on the face of your pro forma income statement historical and pro forma basic and diluted per share data, including the number of shares used to compute such per share data, in accordance with Rule 11-02(a)(9)(i) of Regulation S-X. In this regard, we note you have not presented this information for ZeroNox.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 215 of Amendment No. 1 to include basic and diluted per share data on the face of the pro forma income statement for ZeroNox Inc., in accordance with Rule 11-02(a)(9)(i) of Regulation S-X.

30.	We note your discussion of footnote (I) on page 192. Please clarify if there is a related adjustment presented on the face of your pro forma balance sheet or if the only related adjustment is for the change in estimated fair value noted in adjustment (J).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 218 of Amendment No. 1 to include adjustment I on the face of the pro forma balance sheet.

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31.	We note your discussion of footnote (CC) on page 192 reflecting the gain on the waived deferred underwriting fee payable referenced in adjustment (K) as if incurred on January 1, 2022. Please remove this adjustment in light of the fact that you appeared to have originally recorded the deferred underwriting commissions as a reduction of equity. Please refer to the guidance in ASC 420-10-40-1.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 218 of Amendment No. 1 to remove adjustment CC.

32.	We note Note 4. Net loss per share on page 194 and the potentially dilutive securities excluded from pro forma net loss per share. Please revise to reflect the related securities for G4G rights or advise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises that transaction accounting adjustment H in the pro forma financial statements reflects the issuance of 1,581,250 shares of common stock on conversion of the 25,300,000 of outstanding Rights, expected upon consummation of the Business Combination. It is noted that in the pro forma net loss per share calculation, the 1,581,250 shares described in adjustment H are included in the ‘weighted average shares outstanding – basic and diluted’, totaling 54,134,375 and 31,224,275 under the No Redemption and Maximum Redemption scenarios, respectively. Therefore, the 1,581,250 shares are not listed as an excluded security within the pro forma net loss calculation table.

Information about ZeroNox, page 209

33.	We note your disclosure that you have partnered with third-party contract manufacturers to produce up to approximately 8,000 OHEVs per year once fully ramped up. We also note that you expect to deliver at least 2,000 units over the next three years. Please disclose your current production capacity and whether your third-party contract manufacturers are currently ramped up to meet your expected production requirements for 2023 and 2024. Also clarify the material terms of your agreements with these third parties. For example, are you guaranteed production capacity at their facility? How is pricing determined?

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 240 of Amendment No. 1 accordingly.

Growth for Good Acquisition Corp May 12, 2023 Page 20

34.	Please revise to identify the large Japanese OEM of agricultural machines and utility vehicles.

Response: The Company respectfully acknowledges the Staff’s comment. However, ZeroNox and this large Japanese OEM have entered into a Mutual Confidentiality and Non-Disclosure Agreement pursuant to which ZeroNox is contractually obligated to keep OEM’s name confidential. We have also redacted this OEM’s name and other identifying or sensitive information from Exhibits 10.12 and 10.12.1 because the redacted information is both not material and is the type that we treat as private or confidential

35.	Please revise to discuss the sources and availability of raw materials. Refer to Item 101(h)(4)(v) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has added the disclosure on pages 250 of Amendment No. 1 accordingly.

ZeroNox’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 225

36.	If applicable, please expand your disclosure to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Please also update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 256 of Amendment No. 1 accordingly.

37.	Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 258 of Amendment No. 1 accordingly.

Growth for Good Acquisition Corp May 12, 2023 Page 21

Index to Consolidated Financial Statements, page F-1

38.	Please note the updating requirements of Rule 8-08 of Regulation S-X in regards to the financial statements of both The Growth for Good Acquisition Corporation and Zero Nox, Inc. Please similarly update the related financial information throughout the filing.

Response: The Company respectfully acknowledges the Staff’s comment and will revise the financial information in a subsequent amendment, as needed, in accordance with Rule 8-08 of Regulation S-X.

Financial Statements of Zero Nox, Inc. Consolidated Statements of Operations, page F-23

39.	Please revise to present earnings per share data and any related disclosures required by ASC 260-10-45 and 260-10-50 on the face of the financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-24 of Amendment No. 1 to present earnings per share data on the face of the financial statements as well as related disclosures required by ASC 260-10-45 and 260-10-50, within Note 2, on page F-33, of the Notes to the Consolidated Financial Statements of ZeroNox, Inc.

Annex I, page I-1

40.	We note that Marshall & Stevens’ opinion was “prepared for the Board in connection with its consideration of the Transaction and may not be relied upon by any other person or entity or for any other purpose.” As written these statements may be construed as disclaimers of any potential liability Marshall & Stevens may owe to security holders. Please either revise this disclosure and the fairness opinion itself to remove these statements or provide the legal basis for the company’s and the advisor’s belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on rights and responsibilities of the board under state law, and the availability of this defense has no effect on the rights and responsibilities of either the advisor or the board under the federal securities laws.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 113-114 of Amendment No. 1 accordingly.

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Exhibits

41.	Please review the exhibit list and mark each exhibit with redactions with “†”. We note that Exhibits 10.11 and 10.15 contain redacted information but do not have an appropriate mark in the exhibit list..

Response: The Company respectfully acknowledges the Staff’s comment and has corrected the exhibits list on pages II-3 of Amendment No. 1.

General

42.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine or in light of the effectiveness of the UFLPA. For example, discuss whether you have or expect to:

•	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

•	experience labor shortages that impact your business;

•	experience cybersecurity attacks in your supply chain;

•	experience higher costs due to constrained capacity or increased commodity prices or

•	challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or cotton,

•	polysilicon, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

•	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or

•	be exposed to supply chain risk in light of Russia’s invasion of Ukraine, the effectiveness of the UFLPA and/or related geopolitical tension or have sought to “de-globalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: The Company respectfully acknowledges the Staff’s comment and has added risk factors and other disclosure on pages 88-89 of Amendment No. 1.

43.	We note that Barclays and Credit Suisse were underwriters for the initial public offering of the SPAC. It appears from your disclosure on page 193 that these firms ended their involvement in the SPAC business combination transaction. Please tell us, with a view to disclosure, whether you have received notice from these firms about ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to the firms for the SPAC’s initial public offering.

Response: The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that the Company has received notice from Barclays and Credit Suisse about ceasing involvement in the Business Combination. Both Barclays and Credit Suisse have agreed to waive their respective rights to the deferred underwriting compensation from the Company’s initial public offering. The Company does not expect the withdrawal of Barclays and Credit Suisse to have any impact on the Business Combination. The Company has revised the disclosure on page 218 of Amendment No. 1.

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44.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that the material risks to public warrant holders are set forth under the captions “Risk Factors — Risks Related to the Business Combination and G4G — Our management’s ability to require holders of our public warrants to exercise such public warrants on a cashless basis will cause holders to receive fewer Class A ordinary shares upon their exercise of the public warrants than they would have received had they been able to exercise their public warrants for cash,” “ — Our warrant agreement and rights agreement designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants and rights, respectively, which could limit the ability of warrant or rights holders to obtain a favorable judicial forum for disputes with our company,” “— After Closing, warrants will become exercisable for New ZeroNox common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders,” “–– We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless,” and “— Our rights and warrants may have an adverse effect on the market price of our Class A ordinary shares and make it more difficult to effectuate the Business Combination” on pages 95 to 97 of Amendment No. 1.

Disclosure regarding the public warrants and private placement warrants was added on page 287 of Amendment No. 1 under the new caption “Description of New ZeroNox Securities –– Redeemable Warrants.” An additional disclosure regarding trading prices of our Class A ordinary shares was added under the caption “Risk Factors — Risks Related to the Business Combination and G4G – We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless” on page 96 of Amendment No. 1.

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45.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 84 and 161 of Amendment No. 1 accordingly.

46.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 18 of Amendment No. 1 to include an additional table to disclose the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders under the No redemption, 10%, 50%, 75% and Maximum redemption scenarios.

47.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company respectfully acknowledges the Staff’s comment and advises that the quantified value of warrants, as noted on page 15 of Amendment No. 1, is $948,750, based upon the closing price of $0.075 per public warrant on the Nasdaq on March 31, 2023. The company notes further that all outstanding warrants may be retained by the redeeming stockholders regardless of redemption. As a result, the value of the warrants that may be retained by redeeming stockholders assuming maximum redemptions remains consistent with the disclosure on page 15 of the S-4 previously filed.

48.	Please tell us the reasons your fee table differs from the prospectus cover page in terms of the type and number of securities to be issued. It appears no warrants and rights were included in the fee table, but the second paragraph indicates that both types of securities will be issued in the transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the fee table to include warrants and rights and to clarify that the warrants and rights to be issued will not require a separate fee pursuant to Rule 457(g) under the Securities Act.

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49.	Your fee table and disclosure indicates that you are attempting to register the offer and sale of securities to ZeroNox security holders. Given that it appears those holders have already approved the transaction, please tell us how you concluded it is appropriate to register the offer and sale now. Refer to Securities Act Sections, Compliance and Disclosure Interpretation No. 239.13.

Response: As discussed below, the Company has complied with Question 239.13 of the Staff’s Securities Act Sections Compliance and Disclosure Interpretations (the “C&DI”), with certain exceptions as discussed with the staff of the Office of Mergers & Acquisitions. Specifically, tracking the C&DI:

•	the Company Support Agreement, which was executed by the ZeroNox Holders, involves only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of ZeroNox; and

•	the ZeroNox Holders collectively own a majority of the voting equity of ZeroNox, which is less than 100% of the voting equity of ZeroNox.

Based on prior discussions with the staff of the Office of Mergers & Acquisitions, we have been advised that the Company may register the shares of New ZeroNox common stock to be issued on Form S-4 to the holders of ZeroNox common stock who did not vote to approve the Business Combination, notwithstanding that the ZeroNox Holders have voted to approve the Business Combination.

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We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please contact me at (212) 735-2535 should you require further information.

Very truly yours,

/s/ C. Michael Chitwood
C. Michael Chitwood

cc:      Yana Kakar, Growth for Good Acquisition Corp